

Mail Stop 4631

August 31, 2017

Via E-Mail
Mitchell B. Lewis
President, Chief Executive Officer and Director
BlueLinx Holdings Inc.
4300 Wildwood Parkway
Atlanta, Georgia 30339

> **Re:** **BlueLinx Holdings Inc.**
> **Registration Statement on Form S-3**
> **Filed August 28, 2017**
> **File No. 333-220189**

Dear Mr. Lewis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: Via E-Mail
        David Stockton, Esq.
        Shyam Reddy, General Counsel